

04014379

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 12-3-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32109

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __October 1, 2003__ AND ENDING __September 30, 2004__

                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intermountain Financial Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1190 Aspen Cir.

(No. and Street)

Heber City, Utah 84032

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ken Sweat   801-531-1155

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cutler, Ronald B.

(Name – if individual, state last, first, middle name)

3335 So. 900 East #180	Salt Lake City	Utah	84106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ Kent Sweat _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___ Intermountain Financial Services, Inc. _____ , as

of _____ September 30 _____ , 20 04 ___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERMOUNTAIN FINANCIAL SERVICES, INC

Financial Statements

September 30, 2004

RONALD B. CUTLER
CERTIFIED PUBLIC ACCOUNTANT

RONALD B. CUTLER L.C.
CERTIFIED PUBLIC ACCOUNTANT
Suite 180
3335 SOUTH 900 EAST
SALT LAKE CITY, UTAH 84106
Phone (801) 466-4751

Independent Auditor's Report

Board of Directors
Intermountain Financial Services, Inc

I have audited the accompanying statement of financial condition of Intermountain Financial Services as of September 30, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intermountain Financial Services, Inc, at September 30, 2004, and the results of their operations and their cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ronald B. Cutler, LC, CPA
Salt Lake City, Utah
November 24, 2004

RONALD B. CUTLER L.C.
CERTIFIED PUBLIC ACCOUNTANT
Suite 180
3335 SOUTH 900 EAST
SALT LAKE CITY, UTAH 84106
Phone (801) 466-4751

Board of Directors
Intermountain Financial Services, Inc
Heber City, UT 84032

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

In planning and performing my audit of the financial statements of Intermountain Financial Services, Inc, (the Company), for the year ended September 30, 2004, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commissions (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons.

2.   Recordation of differences required by rule 17a-13.

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation registered brokers and dealers, and should not be used for any other purpose.

Ronald B. Cutler, CPA
November 24, 2004

Intermountain Financial Services, Inc

Statement of Financial Position

September 30, 2004

ASSETS

Cash	$ 308
Deposit	40,066
Accounts Receivable	7,581
Office equipment at cost	
less accumulated depreciation	
of $5,621	1,851
	$ 49,806

LIABILITIES AND STOCKHOLDERS EQUITY

Accounts payable	$ 26,630
Stockholders' equity	
Preferred stock	10,000
Common stock	25,000
Additional paid-in capital	35,000
Deficit	(46,824)
Total stockholders' equity	23,176
Total stockholders' equity	$ 49,806

The accompanying notes are an integral part of these financial statements.

Intermountain Financial Services, Inc

Statement of Income

September 30, 2004

Revenues	
Commissions	$ 349,611
Interest	7
Miscellaneous Income	10,708
	360,326
Expenses	
Commissions	$ 317,959
Communications	9,760
Depreciation	934
Other operating expenses	29,835
	358,488
Net profit	$ 1,838

The accompanying notes are an integral part of these financial statements.

Intermountain Financial Services, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2004

| | Capital Stock | | Additional Paid-in | |
	Preferred	Common	Capital	Deficit
Balances at October 1, 2003	$10,000	$25,000	$35,000	($48,662)
Net Profit				1,838
Balances at September 30, 2004	$10,000	$25,000	$35,000	($46,824)

The accompanying notes are an integral part of these financial statements.

Intermountain Financial Services, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2004

Cash flows from operating activities	
Net Income	$ 1,838
Adjustments to reconcile net income to net	
cash provided by operating activities	
Depreciation	934
Decrease in accounts receivable	4,701
Decrease in accounts payable	5,986
Total adjustments	13,459
Cash flows from financing activities:	
Increase in deposits	153
Purchase equipment	1,028
	1,181
Net decrease in cash	12,278
Cash at beginning of year	00
Cash at end of year	$ 308

The accompanying notes are an integral part of these financial statements.

Intermountain Financial Services, Inc.
Notes to Financial Statements
September 30, 2004

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
This summary of significant accounting policies of Intermountain Financial Services, Inc, is presented to assist in understanding the company's financial statements. The financial statements and notes are representations of the company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

A   Nature of Operations:
Intermountain Financial Services, Inc., was incorporated under the laws of the State of Idaho, May 21, 1984. The company is a securities broker-dealer but does not carry customers accounts. The company is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD) and insured through the Securities Investors Protection Corporation (SIPC). IFS, Inc, serves customers throughout the Northwest.

B   Accounting Method:
The records of the corporation are maintained on the accrual basis of accounting in conformity with generally accepted accounting principles.

C   Depreciation and Fixed Assets:
Fixed assets are recorded at cost with the straight-line method of computing depreciation being applied over the assets useful lives (3-7 years).

D   Income Taxes:
The Corporation has a net operating loss from 2001 which will be carried back to 2000 and forward until used up.

E   Statement of Cash Flows - Additional Information:
For the statement of cash flows, cash is defined as all checking, savings, and certificates of deposit with maturity dates within 90 days.

F   Uses of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Intermountain Financial Services, Inc.
Notes to Financial Statements
September 30, 2004

NOTE 2: STOCKHOLDER'S EQUITY
At September 30, 2004, the number of authorized and issued shares and the related par value are as follows:

Preferred stock 1,000 shares at $10 par value
Common stock 4,000 shares at no par value

Preferred stock is non-voting and has preference in liquidation only.
Common stock is voting and has no other special rights.
All stock, both Preferred and Common, is owned by the sole shareholder.

NOTE 3: RELATED PARTY TRANSACTIONS
Intermountain Financial Services, Inc, is currently operating at a low level of activity. It therefore shares office space, phone system, office equipment, etc, at the home of the sole stockholder, Mr. Kent Sweat. This relationship is continued on a month-to-month basis with no other obligations for Intermountain Financial Services, Inc.

NOTE 4: NET CAPITAL REQUIREMENTS
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2004, the Company had net capital of $21,325 which was $16,325 in excess of it's required net capital of $5,000. The Company's net capital ratio was 1 to 0. There were no material differences between the focus report and these financial statements.

Schedule I

Intermountain Financial Services, Inc.
Computation of Net Capital Under Rule 15c-3-a of the
Securities and Exchange Commission
September 30, 2004

NET CAPITAL

Shareholder's equity	$23,176
Less net equipment & furnishings	(1,851)
	$21,325